Filed pursuant to Rule 424(b)(3)

Registration No. 333-111415

PROXY STATEMENT/PROSPECTUS SUPPLEMENT

(To PROXY STATEMENT/PROSPECTUS dated February 13, 2004)

ABINGTON BANCORP, INC.

97 Libbey Parkway

Weymouth, Massachusetts 02189

(781) 682-6400

March 15, 2004

Dear stockholders:

On or about February 20, 2004, Abington Bancorp, Inc. mailed to you a notice of special meeting of stockholders and proxy statement/prospectus dated February 13, 2004 relating to the special meeting to be held at 11:00 a.m., local time, on March 25, 2004 at Abington’s Corporate Headquarters, 97 Libbey Parkway, Weymouth, Massachusetts. At the special meeting you will be asked to consider and vote upon a proposal to approve an agreement and plan of merger pursuant to which Abington will merge with a wholly owned subsidiary of Seacoast Financial Services Corporation, as more fully set forth in the proxy statement/prospectus. We are forwarding to you this proxy statement/prospectus supplement to inform you of some new developments since February 20, 2004 and related information.

As described in the proxy statement/prospectus, on January 26, 2004, Seacoast entered into an agreement and plan of merger with Sovereign Bancorp, Inc. pursuant to which Seacoast will be merged with and into Sovereign, with Sovereign as the surviving corporation. The Sovereign/Seacoast merger is scheduled to be completed after the consummation of the Seacoast/Abington merger.

On March 9, 2004, Sovereign and Waypoint Financial Corp. announced that they had entered into an agreement and plan of merger, dated as of March 8, 2004, pursuant to which Waypoint will be merged with and into Sovereign, with Sovereign as the surviving corporation. If the Sovereign/Waypoint merger is consummated, each outstanding share of Waypoint common stock will be converted into the right to receive 1.262 shares of Sovereign common stock, plus cash in lieu of any fractional share, or $28.00 in cash, subject to election and allocation procedures. The Sovereign/Waypoint merger is scheduled to be completed after the consummation of the Sovereign/Seacoast merger.

This proxy statement/prospectus supplement is being sent to you to provide you with information regarding the Sovereign/Waypoint merger. This information includes (1) updated (as of December 31, 2003) Seacoast/Abington unaudited pro forma consolidated condensed combined financial information and (2) updated (as of December 31, 2003) Sovereign unaudited pro forma condensed combined financial information reflecting, in addition to the proposed Sovereign/Seacoast merger, the proposed Sovereign/Waypoint merger and the merger of First Essex Bancorp, Inc. with and into Sovereign (which was completed on February 6, 2004). This proxy statement/prospectus supplement should be read in conjunction with the proxy statement/prospectus mailed to you on or about February 20, 2004 as well as all reports, proxy and information statements and other information filed by Seacoast and Sovereign pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the proxy statement/prospectus and before the date of the special meeting described therein and which are incorporated by reference into the proxy statement/prospectus.

Our board of directors continues to believe, based on our reasons for the Seacoast/Abington merger described in the proxy statement/prospectus under the section entitled “Abington’s Reasons for the Merger,” including the fairness opinion issued by McConnell, Budd & Romano, Inc., our financial advisor, that the Seacoast/Abington merger is advisable, in your best interests and on terms that are fair to you. Accordingly our board of directors recommends that you vote “FOR” approval of the merger agreement and the Seacoast/Abington merger.

Your vote is very important. For your convenience, we have enclosed a proxy card with this proxy statement/prospectus supplement. If you have already voted and are not changing your vote, you do not need to complete and return the enclosed proxy card. If you have not previously voted or if you wish to revoke or change your vote, please complete, date, sign and return the enclosed proxy card. The proxy card with the latest date actually received by Abington before the special meeting will be counted and any earlier proxies will be revoked automatically. Proxies that have been properly completed, dated and returned will be voted as directed for, against or to abstain with respect to each proposal. It is important that your shares be represented at the special meeting regardless of the number you hold. We urge all stockholders to vote to approve the merger agreement and the Seacoast/Abington merger.

We look forward to your support.

Sincerely,

James P. McDonough

President and Chief Executive Officer

PROXY STATEMENT SUPPLEMENT

(to proxy statement dated February 13, 2004)

for

Special Meeting of Stockholders of

Abington Bancorp, Inc.

to be held at 11:00 a.m., local time, on

March 25, 2004 at

Abington’s Corporate Headquarters

97 Libbey Parkway

Weymouth, Massachusetts

PROSPECTUS SUPPLEMENT

(to prospectus dated February 13, 2004)

for

Seacoast Financial Services Corporation

Common Stock

One Compass Place

New Bedford, Massachusetts

This proxy statement/prospectus supplement is being furnished by Abington Bancorp, Inc. to holders of Abington common stock in connection with the solicitation of proxies by Abington’s board of directors for use at a special meeting of stockholders of Abington to be held at 11:00 a.m., local time, on March 25, 2004 at Abington’s Corporate Headquarters, 97 Libbey Parkway, Weymouth, Massachusetts. At the special meeting you will be asked to consider and vote upon a proposal to approve an agreement and plan of merger pursuant to which Abington will merge with a wholly owned subsidiary of Seacoast Financial Services Corporation, as more fully set forth in the proxy statement/prospectus mailed to Abington stockholders on or about February 20, 2004.

If the merger agreement is approved and the Seacoast/Abington merger is subsequently completed, each outstanding share of Abington common stock will be converted into the right to receive 1.4468 shares of Seacoast common stock, plus cash in lieu of any fractional share interest, or $34.00 in cash. You will have the opportunity to elect to receive all cash, all stock or a combination of cash and stock for your shares of Abington common stock, subject to allocation procedures designed to ensure that 75% of the shares of Abington common stock will be converted into the right to receive shares of Seacoast common stock and 25% will be converted into the right to receive cash. You will receive a separate mailing that will contain instructions for making your election.

As described in the proxy statement/prospectus, on January 26, 2004, Seacoast entered into an agreement and plan of merger with Sovereign Bancorp, Inc. pursuant to which Seacoast will be merged with and into Sovereign, with Sovereign as the surviving corporation. The Sovereign/Seacoast merger is scheduled to be completed after the consummation of the Seacoast/Abington merger.

On March 9, 2004, Sovereign announced that it had entered into an agreement and plan of merger, dated as of March 8, 2004, with Waypoint Financial Corp., pursuant to which Waypoint will be merged with and into Sovereign, with Sovereign as the surviving corporation. If the Sovereign/Waypoint merger is completed, each outstanding share of Waypoint common stock will be converted into the right to receive 1.262 shares of Sovereign common stock, plus cash in lieu of any fractional share, or $28.00 in cash, subject to election and allocation procedures. The Sovereign/Waypoint merger is scheduled to be completed after the completion of the Sovereign/Seacoast merger.

This proxy statement/prospectus supplement is a supplement to, and should be read in conjunction with, the proxy statement/prospectus dated February 13, 2004, which was mailed to Abington stockholders on or about February 20, 2004. Any statement contained in the proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement set forth herein, or in a document subsequently filed under the Securities Exchange Act of 1934, as amended, and incorporated by reference into the proxy statement/prospectus and this supplement, modifies or supersedes such statement but, except as so modified or superseded, all statements contained therein shall remain in full force and effect as if fully set forth herein.

This proxy statement/prospectus supplement does not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus dated February 13, 2004 and other documents referred to therein, as well as this proxy statement/prospectus supplement, in order to understand fully the Seacoast/Abington merger and the related transactions. In particular, you should read the annexes attached to the proxy statement/prospectus, including the merger agreement, which is attached to the proxy statement/prospectus as Annex A. In addition, Seacoast incorporates by reference into this proxy statement/prospectus supplement and the proxy statement/prospectus important business and financial information. You may obtain the information incorporated by reference into this proxy statement/prospectus supplement and the proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 159 of the proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Seacoast common stock to be issued in the merger or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense. The shares of Seacoast common stock are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by any federal or state governmental agency.

This proxy statement/prospectus supplement is dated March 15, 2004, and was first mailed to stockholders of Abington on or about March 15, 2004.

RECENT DEVELOPMENTS

Throughout this proxy statement/prospectus supplement, “Abington,” “we” and “our” refer to Abington Bancorp, Inc.; “Abington Savings Bank” refers to our banking subsidiary, Abington Savings Bank; “Seacoast” refers to Seacoast Financial Services Corporation; “Coast Merger Sub Corporation” refers to Seacoast’s wholly owned subsidiary, Coast Merger Sub Corporation; “Compass Bank” refers to Seacoast’s banking subsidiary, Compass Bank for Savings; “Nantucket Bank” refers to Seacoast’s other banking subsidiary, Nantucket Bank; “Sovereign” refers to Sovereign Bancorp, Inc.; “Sovereign Bank” refers to Sovereign’s banking subsidiary, Sovereign Bank; “First Essex” refers to First Essex Bancorp, Inc.; “First Essex Bank” refers to First Essex’s banking subsidiary, First Essex Bank; “Waypoint” refers to Waypoint Financial Corp.; and “Waypoint Bank” refers to Waypoint’s banking subsidiary, Waypoint Bank. Also, we refer to the merger between Abington and Coast Merger Sub Corporation as the “merger” or the “Seacoast/Abington merger,” the merger between Abington Savings Bank and Compass Bank as the “bank merger,” the agreement and plan of merger, dated as of October 20, 2003, by and among Seacoast, Coast Merger Sub Corporation and Abington as the “merger agreement,” the merger between Seacoast and Sovereign as the “Sovereign/Seacoast merger,” the agreement and plan of merger, dated as of January 26, 2004, by and between Sovereign and Seacoast as the “Sovereign/Seacoast merger agreement,” the merger between Waypoint and Sovereign as the “Sovereign/Waypoint merger,” the agreement and plan of merger, dated as of March 8, 2004, by and between Sovereign and Waypoint as the “Sovereign/Waypoint merger agreement” and the merger between First Essex and Sovereign as the “Sovereign/First Essex merger.”

Sovereign/First Essex Merger

On February 6, 2004, First Essex, a bank holding company with assets of approximately $1.7 billion and deposits of approximately $1.3 billion, merged with and into a wholly owned subsidiary of Sovereign in a transaction valued as of the date of the merger at approximately $520 million. First Essex stockholders received either $48.00 in cash or 2.9250 shares of Sovereign common stock for each share of First Essex common stock that they owned. In accordance with allocation procedures set forth in the Sovereign/First Essex merger agreement, 50% of the outstanding shares of First Essex common stock were exchanged for cash and 50% were exchanged for Sovereign common stock. A total of approximately 12.7 million shares of Sovereign common stock were issued in the Sovereign/First Essex merger. Upon completion of the Sovereign/First Essex merger, 11 full service banking offices in northern Massachusetts and nine full service banking offices in southern New Hampshire were added to Sovereign Bank’s franchise. For an illustration of the pro forma effect of Sovereign’s transactions, including the Sovereign/First Essex merger, see the section entitled “Sovereign Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page S-12 of this proxy statement/prospectus supplement.

Sovereign/Waypoint Merger

On March 9, 2004, Sovereign announced that it had entered into the Sovereign/Waypoint merger agreement, pursuant to which Waypoint will merge with and into Sovereign. The value of the transaction on such date was approximately $980 million. Under the terms of the Sovereign/Waypoint merger agreement, Waypoint stockholders may elect to receive $28.00 in cash or 1.262 shares of Sovereign common stock in exchange for each of their shares of Waypoint common stock, subject to election and allocation procedures which are intended to ensure that, in the aggregate, 70% of the Waypoint shares of common stock will be exchanged for Sovereign common stock and 30% will be exchanged for cash.

Waypoint is a bank holding company headquartered in Harrisburg, Pennsylvania with assets of approximately $5.3 billion and deposits of approximately $2.7 billion as of the date of the announcement of the Sovereign/Waypoint merger agreement. Waypoint operates 65 community banking offices in 10 counties in south central Pennsylvania and northern Maryland. Sovereign expects to complete the Sovereign/Waypoint merger in the fourth quarter of 2004 or the first quarter of 2005. Completion of the Sovereign/Waypoint merger is subject to a number of customary conditions, including, but not limited to, the approval of the Sovereign/Waypoint merger agreement by Waypoint stockholders and the receipt of required regulatory approvals of the Sovereign/Waypoint merger. The Sovereign/Waypoint merger agreement was filed on March 11, 2004 with the Securities and Exchange Commission as an exhibit to Sovereign’s Current Report on Form 8-K and is available on the Securities and Exchange Commission’s Internet website (http://www.sec.gov).

For an illustration of the pro forma effect of Sovereign’s transactions, including the Sovereign/Waypoint merger, see the section entitled “Sovereign Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page S-12 of this proxy statement/prospectus supplement.

Comparative Historical and Pro Forma Per Share Data

The following table presents specified historical per share data of Seacoast and Abington and combined per share data on an unaudited pro forma basis after giving effect to the Seacoast/Abington merger, and similar information for Sovereign reflecting the Sovereign/Seacoast merger, the Sovereign/Waypoint merger and the Sovereign/First Essex merger. This data is derived from, and should be read in conjunction with, the separate historical consolidated financial statements of each of Abington and Waypoint in their Annual Reports on Form 10-K, which were each filed on March 12, 2004, and the separate historical consolidated financial statements of each of Seacoast and Sovereign incorporated by reference in the proxy statement/prospectus, as well as the unaudited pro forma consolidated condensed combined financial statements included in this proxy statement/prospectus supplement. The unaudited pro forma combined per share data do not necessarily indicate the operating results that would have been achieved had the Seacoast/Abington merger, the Sovereign/Seacoast merger, the Sovereign/First Essex merger and/or the Sovereign/Waypoint merger, as applicable, been completed as of the beginning of the earliest period presented and should not be taken as representative of future operations. The results might have been different if the companies had always been consolidated.

The number of shares used in the calculations assumes that 75% of Abington shares outstanding as of December 31, 2003 are converted into Seacoast shares at the exchange ratio of 1.4468 and that all of those shares as well as all of the Seacoast shares outstanding as of December 31, 2003 are converted into Sovereign shares at an exchange ratio of 1.623 (the exchange ratio under the Sovereign/Seacoast merger agreement if the average closing sales prices of Sovereign common stock for the 15 consecutive trading days ending on the later to occur of (1) Seacoast’s stockholder meeting to consider the Sovereign/Seacoast merger, or (2) the date of the receipt of the last governmental approval required to complete the Sovereign/Seacoast merger (the Sovereign determination date), was $21.29, the closing price of Sovereign common stock on March 10, 2004).

The Abington pro forma equivalent amounts are calculated by multiplying the Seacoast/Abington unaudited pro forma combined amounts by the exchange ratio of 1.4468. The Seacoast pro forma equivalent amounts are calculated by multiplying the Sovereign unaudited pro forma condensed combined amounts by the exchange ratio of 1.623. We present this information because if both the Seacoast/Abington merger and the Sovereign/Seacoast merger are consummated, Abington stockholders who receive Seacoast common stock in the Seacoast/Abington merger and who do not sell those shares prior to the consummation of the Sovereign/Seacoast merger will ultimately become stockholders of Sovereign. The Sovereign unaudited pro forma condensed combined amounts are derived from the Sovereign Unaudited Pro Forma Condensed Combined Financial Statements beginning on page S-12 of this proxy statement/prospectus supplement.

The Seacoast/Abington unaudited pro forma combined book value per share represents Seacoast’s historical book value as adjusted for the fair value and number of shares issued in connection with the Seacoast/Abington merger. Tangible book value per share represents Seacoast’s historical tangible book value as adjusted for the fair value and number of shares issued in connection with the Seacoast/Abington merger and the estimated goodwill and other intangible assets recorded in connection with the Seacoast/Abington merger.

The Sovereign unaudited pro forma condensed combined book value per share represents Sovereign’s historical book value as adjusted for the fair value and number of shares that would be issued in connection with the Sovereign/Seacoast merger based on an exchange ratio of 1.623, as well as those shares issued or expected to be issued in the Sovereign/First Essex and Sovereign/Waypoint mergers. Tangible book value per share represents Sovereign’s historical tangible book value as adjusted for the fair value and number of shares issued and the estimated goodwill and other intangible assets recorded in connection with the Sovereign/Seacoast merger, the Sovereign/First Essex merger and the Sovereign/Waypoint merger.

The information in the following table is based on, and should be read together with, the historical financial information that Seacoast, Abington and Sovereign presented in the proxy statement/prospectus and in Seacoast’s and Sovereign’s prior filings with the Securities and Exchange Commission. Each of Seacoast and Sovereign has incorporated its prior filings into the proxy statement/prospectus by reference. See the section entitled “Where You Can Find More Information” beginning on page 159 of the proxy statement/prospectus. Seacoast’s, Sovereign’s and Abington’s historical consolidated financial statements may be found in their annual reports on Form 10-K for the fiscal year ended December 31, 2003, which are available at the Securities and Exchange Commission’s Internet website (http://www.sec.gov).

We cannot assure you that the Sovereign/Seacoast merger will be consummated, or if it is consummated, when it will be consummated and what the value of Sovereign common stock will be following the Sovereign/Seacoast merger. Similarly, we cannot assure you that the Sovereign/Waypoint merger will be consummated, or, if it is consummated, when it will be consummated and what the value of Sovereign common stock will be following the Sovereign/Waypoint merger. The Sovereign/First Essex merger was consummated on February 6, 2004.

At December 31, 2003
Book value per share:
Seacoast historical	$15.14
Abington historical	14.58
Seacoast/Abington pro forma combined	16.33
Abington pro forma equivalent	23.63
Sovereign historical	11.12
Sovereign pro forma combined (1)(4)	13.56
Seacoast pro forma equivalent (1)	22.01

Tangible book value per share:
Seacoast historical	$10.48
Abington historical	12.11
Seacoast/Abington pro forma combined	8.73
Abington pro forma equivalent	12.63
Sovereign historical	7.02
Sovereign pro forma combined (1)(4)	5.61
Seacoast pro forma equivalent (1)	9.11

Year Ended December 31, 2003
Cash dividends declared per share:
Seacoast historical	$0.50
Abington historical	0.44
Seacoast/Abington pro forma combined (2)	0.50
Abington pro forma equivalent	0.72
Sovereign historical	0.10
Sovereign pro forma combined (1)(3)(4)	0.10
Seacoast pro forma equivalent (1)	0.16

Basic net income per share:
Seacoast historical	$1.24
Abington historical	0.80
Seacoast/Abington pro forma combined	1.14
Abington pro forma equivalent	1.65
Sovereign historical	1.45
Sovereign pro forma combined (1)(4)	1.49
Seacoast pro forma equivalent (1)	2.42

Diluted net income per share:
Seacoast historical	$1.21
Abington historical	0.76
Seacoast/Abington pro forma combined	1.12
Abington pro forma equivalent	1.62
Sovereign historical	1.38
Sovereign pro forma combined (1)(4)	1.42
Seacoast pro forma equivalent (1)	2.30

(1)	Under the terms of the Sovereign/Seacoast merger agreement, stockholders of Seacoast (including Abington stockholders who receive Seacoast common stock in exchange for their shares of Abington common stock and do not sell their Seacoast shares prior to the consummation of the Sovereign/Seacoast merger) will receive 1.461 shares of Sovereign common stock for each share of Seacoast common stock which they own, subject to potential adjustment based on the average of Sovereign’s closing share price as reported on the New York Stock Exchange for the 15 consecutive trading days prior to the Sovereign determination date. If such Sovereign average share price is less than $23.96 per share, stockholders of Seacoast will receive sufficient shares of Sovereign common stock to provide them with $35.00 of value, but, subject to limited exceptions, Seacoast stockholders will not receive more than 1.623 shares of Sovereign common stock per share of Seacoast common stock. The value of the shares of Sovereign common stock, as well as the exchange ratio, used in determining the purchase price of Seacoast for accounting purposes will be based on the trading price of Sovereign common stock at the time the number of shares to be issued by Sovereign becomes determinable, which is expected to occur at or near closing of the Sovereign/Seacoast merger. For purposes of the unaudited pro forma per share and pro forma equivalent per share amounts, the value of Sovereign shares and the related exchange ratio was based on the trading price of Sovereign common stock on March 10, 2004 of $21.29 and the resulting exchange ratio of 1.623 which is the maximum exchange ratio provided under the Sovereign/Seacoast merger.
(2)	It is anticipated that the initial dividend rate will be equal to the current dividend rate of Seacoast. Accordingly, pro forma combined dividends per share represents the historical dividend per share paid by Seacoast.
(3)	It is anticipated that the initial dividend rate after the Sovereign/Seacoast merger, the Sovereign/First Essex merger and the Sovereign/Waypoint merger will be equal to the current dividend rate of Sovereign. Accordingly, the pro forma condensed combined dividends per share represents the historical dividend per share paid by Sovereign.
(4)	Includes historical financial position and results of operations of Sovereign, adjusted to give effect to Sovereign’s acquisition of First Essex, as well as its proposed acquisitions of Seacoast and Waypoint. For additional information please see the section entitled “Sovereign Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page S-12 of this proxy statement/prospectus supplement.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED COMBINED

FINANCIAL INFORMATION

The following unaudited pro forma consolidated condensed combined financial information is presented for illustrative purposes only and does not purport to be indicative of the consolidated financial position and results of operations for future periods or the results that actually would have been realized had Seacoast and Abington been a consolidated company during the specified periods. Seacoast expects to further incur certain reorganization and integration expenses as a result of the acquisition of Abington if consummated. The information set forth below does not take into account the proposed Sovereign/Seacoast merger. For more information regarding the Sovereign/Seacoast merger, please refer to the section entitled “Recent Developments—Sovereign/Seacoast Merger” in the proxy statement/prospectus and the section of this proxy statement/prospectus supplement entitled “Sovereign Unaudited Pro Forma Condensed Combined Financial Statements” and “Notes to Sovereign Unaudited Pro Forma Condensed Combined Financial Statements.”

The following unaudited pro forma consolidated condensed combined financial information is based on the respective audited financial statements and the notes thereto of Seacoast and Abington after giving effect to the assumed acquisition of Abington using the purchase method of accounting and the assumptions and adjustments described below. The estimated purchase price was allocated to the estimated fair market value of the Abington assets to be acquired and liabilities to be assumed based on the Abington consolidated balance sheet at December 31, 2003. The estimated purchase price allocation is based on management’s preliminary analysis and estimates. The following unaudited pro forma consolidated condensed combined statement of income for the year ended December 31, 2003 assumes the merger occurred on January 1, 2003.

The pro forma adjustments were based upon available information and upon certain assumptions as described in the notes to the unaudited pro forma consolidated condensed combined financial information that Seacoast’s management believes are reasonable under the circumstances. The pro forma adjustments are based on the information available at the date of this proxy statement/prospectus supplement and are subject to change based on completion of the transaction and final purchase price allocation, and such changes may be material.

The unaudited pro forma consolidated condensed combined financial information and accompanying notes should be read in conjunction with the historical consolidated financial statements and accompanying notes thereto of Seacoast included in its Annual Report on Form 10-K for the year ended December 31, 2003, incorporated by reference in this proxy statement/prospectus supplement, and the historical consolidated financial statements of Abington for the year ended December 31, 2003. The historical consolidated financial statements of Seacoast and Abington may be found in their Annual Reports on Form 10-K for the fiscal year ended December 31, 2003, which are available at the Securities and Exchange Commission’s Internet website (http://www.sec.gov).

SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Unaudited Pro Forma Consolidated Condensed Combined Balance Sheet

As of December 31, 2003

(In Thousands)

	Historical		Pro Forma Adjustments		Pro Forma Combined
	Seacoast	Abington
ASSETS:
Cash and cash equivalents	$165,449	$33,570	$(8,404	)(C)	$150,050
			(33,364	)(B)
			(7,201	)(B)
Investment securities available for sale	358,574	343,236	(3,666	)(A)	698,144
Investment securities held to maturity	18,067	—			18,067
Restricted equity securities	55,623	14,042			69,665
Loans (including loans held-for-sale)	3,594,029	397,085	6,674	(D)	3,997,788
Less allowance for loan losses	(43,321)	(4,214)			(47,535)

Net loans	3,550,708	392,871	6,674		3,950,253

Banking premises and equipment, net	64,345	11,583	5,813	(D)	81,741
Goodwill and other intangibles	120,175	9,933	(9,933	)(C)	223,072
			10,915	(D)
			91,982	(D)
Other assets	52,195	9,844	3,446	(C)	66,333
			848	(A)

Total assets	$4,385,136	$815,079	$57,110		$5,257,325

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Deposits	$2,917,361	$650,598	$3,408	(D)	$3,571,367
Federal Home Loan Bank advances and other borrowings	1,049,328	100,645	6,430	(D)	1,156,403
Other liabilities	27,590	5,215	5,561	(D)	38,366

Total liabilities	3,994,279	756,458	15,399		4,766,136

Common Stock	302	587	(587	)(C)	345
			43	(B)
Additional paid-in capital	227,969	39,615	(39,615	)(C)	331,076
			4,083	(B)
			99,024	(B)
Retained earnings	234,275	36,490	(36,490	)(C)	234,275
Unallocated/unearned compensation	(9,245)	(225)	225	(C)	(9,245)
Treasury stock	(70,516)	(19,352)	19,352	(C)	(72,037)
			(1,521	)(A)
Accumulated other comprehensive income	8,072	1,506	(1,506	)(C)	6,775
			(1,297	)(A)

Total stockholders’ equity	390,857	58,621	41,711		491,189

Total liabilities and stockholders’ equity	$4,385,136	$815,079	$57,110		$5,257,325

See accompanying notes.

SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

Unaudited Pro Forma Consolidated Condensed Combined Statement of Operations

For the Year Ended December 31, 2003

(Dollars in Thousands, Except Share Data)

	Historical		Pro Forma Adjustments		Pro Forma Combined
	Seacoast	Abington
Interest and dividend income:
Loans	$206,447	$23,515	$(1,335	)(E)	$228,627
Investments	19,439	15,786	(334	)(E)	34,891

Total interest and dividend income	225,886	39,301	(1,669)		263,518

Interest expense:
Deposits	44,941	8,235	(1,704	)(E)	51,472
Borrowed funds	47,214	7,836	(919	)(E)	54,131

Total interest expense	92,155	16,071	(2,623)		105,603

Net interest income before loan loss provision	133,731	23,230	954		157,915
Provision for loan loss	7,871	375			8,246

Net interest income after provision for loan loss	125,860	22,855	954		149,669

Non-interest income:
Customer service fees	14,956	10,756			25,712
Gain/(loss) on investment securities	2,155	898			3,053
Gain on sale of loans	370	5,743			6,113
Other income	1,409	1,124			2,533

Total non-interest income	18,890	18,521			37,411

Non-interest expense:
Salary and benefits	43,313	18,039			61,352
Occupancy and equipment	11,785	4,884	233	(E)	16,902
Amortization of intangibles	1,442	597	1,559	(E)	3,598
Other operating expense	29,217	12,590			41,807

Total operating expense	85,757	36,110	1,792		123,659

Income before provision for income taxes	58,993	5,266	(838)		63,421
Provision for income taxes	29,450	2,186	(343	)(E)	31,293

Net income	$29,543	$3,080	$(495)		$32,128

Basic earnings per share	$1.24	$0.80			$1.14
Diluted earnings per share	1.21	0.76			1.12
Weighted average shares outstanding—basic	23,846,934	3,852,000			28,106,083
Weighted average shares outstanding—diluted	24,321,591	4,035,000			28,663,097

See accompanying notes.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED

COMBINED FINANCIAL INFORMATION

A. Basis of Presentation

The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the merger been consummated at the beginning of the period indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company. It is anticipated that the merger will be completed in the second quarter of fiscal year 2004.

Under accounting principles generally accepted in the United States of America, the transaction will be accounted for using the purchase method of accounting and, as such, the assets and liabilities of Abington will be recorded at their estimated fair values. The allocation of the total purchase cost reflected in the unaudited pro forma consolidated condensed combined financial information is preliminary. The actual purchase accounting adjustments to reflect the fair values of the assets acquired and liabilities assumed will be based upon appraisals that are currently in process. A preliminary allocation of the purchase cost has been made to major categories of assets and liabilities in the accompanying unaudited pro forma consolidated condensed combined financial information based on our estimates. Accordingly, the adjustments that have been included in the unaudited pro forma consolidated condensed combined financial information may change based upon the final allocation of the total purchase cost of the acquisition of Abington. The actual allocation of the purchase cost and the resulting effect on income may differ from the unaudited pro forma amounts included in this proxy statement/prospectus supplement. However, based on current information, management does not expect the final allocation of the purchase price to differ materially from that used in the accompanying statements of operations.

The unaudited pro forma consolidated condensed combined statements of operations give effect to the merger as if it occurred on January 1, 2003. The unaudited pro forma consolidated condensed combined balance sheet assumes the merger was consummated on December 31, 2003. Certain reclassifications have been included in the unaudited pro forma consolidated condensed combined balance sheet and unaudited pro forma consolidated condensed combined income statements to conform presentation.

Assumptions relating to the pro forma adjustments set forth in the unaudited pro forma consolidated condensed combined financial statements are summarized as follows:

Estimated fair values for the assets and liabilities of Abington were obtained as follows:

•	Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

•	Investment Securities. Available for sale securities are carried at market value based on quoted market price. Seacoast’s ownership of 95,000 shares of Abington common stock were recorded at fair market value as treasury stock.

•	Stock in Federal Home Loan Bank. No ready market exists for these stocks and they have no quoted market value; however, redemption of these stocks has historically been at par value. Accordingly, the carrying amount is deemed to be a reasonable estimate of fair value.

•	Loans. Fair values are estimated by segregating the portfolio by type of loan and discounting scheduled cash flows using interest rates currently being offered for loans with similar terms. A prepayment assumption is used as an estimate of the portion of loans subject to prepayment. The allowance for loan losses is deemed to be a reasonable estimate of the credit adjustment.

•	Banking Premises and Equipment. Market value adjustment based on tax assessed or insured value for Abington premises. The equipment book value is deemed to be a reasonable estimate of fair value.

•	Deposits. Fair values for term deposits are estimated by discounting cash flows using interest rates currently being offered for deposits with similar terms.

•	Federal Home Loan Bank Advances and Other Borrowings. Fair values for advances and other borrowings are estimated by utilizing the estimated prepayment amount to settle these advances from the Federal Home Loan Bank.

•	Identifiable Intangible Assets. A fair value for the core deposit intangible asset was estimated by calculating a 2.25% premium on core deposits of Abington of $485 million.

•	Other Assets and Other Liabilities. Because these financial instruments will typically be received or paid within three months, the carrying amounts of such instruments are deemed to be a reasonable estimate of fair value.

The discount on loans will be accreted to interest income over five years to approximate a constant yield to maturity. The fair market adjustment to banking premises is being depreciated over 25 years. The premium on term deposits will be amortized over two years to approximate a constant yield to maturity. The premium on Federal Home Loan Bank advances will be amortized to interest expense over seven years to approximate a constant yield to maturity. The core deposit intangible asset will be amortized over seven years to approximate a constant yield to maturity.

B. Calculation of Purchase Price

The preliminary allocation of the cost to acquire Abington is described in the table below (in thousands):

Cash payment to Abington stockholders at $34.00 per share for 25% of the 3,925,121 shares outstanding as of December 31, 2003 (excluding 95,000 shares of Abington common stock owned by Seacoast, which will be cancelled for no consideration)	$33,364
Seacoast common stock issued (3,925,121 times 75% times exchange ratio of 1.4468 for a product of 4,259,149 shares of Seacoast common stock valued at $23.26) (the average closing price from October 17, 2003 through October 23, 2003)	99,067
Fair value of Abington stock options assumed	4,083

136,514
Transaction costs for Seacoast	7,201

Total purchase price	$143,715

Stock options to purchase approximately 183,316 shares of Abington’s common stock with a weighted average exercise price of $12.83 will be assumed by Seacoast pursuant to the merger and converted into options to purchase approximately 265,222 shares of Seacoast common stock with a weighted average exercise price of $8.87 (based on the number of options outstanding on December 31, 2003). The fair value of stock options assumed was determined using the Black-Scholes option pricing method over the remaining maturity of the options, a discount rate of 2.85%, and volatility of 22.3% and expected dividend yield of 2.36%. Estimated transaction costs of $7.2 million will be incurred upon consummation of the merger and are reflected as part of the purchase price for financial reporting purposes. These costs consist primarily of investment banking, legal, data processing contract termination and other professional fees.

C. Purchase Accounting Adjustments (in thousands)

Abington’s net assets at December 31, 2003		$58,621
Abington’s estimated transaction costs:
Employment contracts, severance costs and other professional service costs	$(8,404)
Less: related taxes at 41%	3,446

		(4,958)
Abington’s historical goodwill and other intangible assets		(9,933)

Adjusted net assets acquired		$43,730

D. Calculation of Goodwill (in thousands)

Excess of cost over net assets acquired for the merger was calculated as follows:

Total cost	$143,715
Net assets acquired	43,730

Total excess of cost over net assets acquired	$99,985

The excess of cost over net assets of $99,985,000 was allocated to assets and liabilities on a pro-rata basis after estimating market value as described in Note A:

Loans receivable	$6,674
Federal Home Loan Bank and other borrowings	(6,430)
Banking premises	5,813
Core deposit intangible $485 million at 2.25%	10,915
Certificates of deposit	(3,408)
Goodwill	91,982
Deferred tax liability at 41%	(5,561)

$99,985

E. Pro Forma Adjustments (in thousands)

Year Ended December 31, 2003
Amortization of premium on loans receivable	$(1,335)
Depreciation of banking premises valuation adjustment	(233)
Amortization of premium on Federal Home Loan Bank advances	919
Amortization of core deposit intangible	(1,559)
Amortization of premium on deposits	1,704

Total adjustments	$(504)

In addition to the above adjustments, reductions in interest income on investments as a result of the cash payment to Abington stockholders are calculated based on a 1% interest rate. Income tax expense is adjusted using a 41% tax rate.

The following table summarizes the estimated net future impact of the amortization of the purchase accounting adjustments made in connection with the merger on Seacoast’s results of operations:

Projected Future Amounts for Years ended December 31,	Net Increase (Decrease) in Income Before Taxes of Amortized Amounts
2004	$(504)
2005	(2,208)
2006	(2,208)
2007	(2,208)
2008	(873)
2009 and thereafter	(5,059)

F. Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding over the period presented. Diluted earnings per common share is calculated using the same method as basic earnings per common share, but reflects potential dilution of common stock equivalents. Pro forma basic and diluted weighted average number of common stock outstanding utilized for the calculation of earnings per share for the periods presented were calculated using Seacoast’s historical basic and diluted weighted average common stock outstanding plus 4,259,149 shares of Seacoast common stock issued in the merger as well as the dilutive effect of exchanging Abington outstanding stock options for stock options for 265,222 shares of Seacoast common stock, using the treasury stock method.

SOVEREIGN UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information is intended to supplement the Sovereign/Seacoast Unaudited Pro Forma Condensed Combined Financial Statements set forth on pages 106 through 113 of the proxy statement/prospectus. This information is presented for illustrative purposes only and does not purport to be indicative of the consolidated financial position and results of operations for future periods that actually would have been realized had Sovereign, Seacoast, Waypoint and First Essex been a single consolidated company during the specified periods. Sovereign has incurred certain reorganization and integration expenses in connection with the completed acquisition of First Essex. In addition, Sovereign also expects to incur further reorganization and integration expenses as a result of the acquisitions of Seacoast and Waypoint, if consummated.

The following unaudited pro forma condensed combined financial information is based on the respective consolidated financial statements and the notes thereto of each of Sovereign, Waypoint and First Essex and the unaudited pro forma condensed combined balance sheet and related unaudited pro forma condensed combined statement of income of Seacoast (after giving effect to the proposed acquisition of Abington) using the purchase method of accounting and the assumptions and adjustments described below and in the accompanying notes to the unaudited pro forma condensed combined financial statements related to the proposed Sovereign/Seacoast merger (including assumptions and adjustments related to the Sovereign/First Essex merger and the proposed Sovereign/Waypoint merger). The estimated purchase price of each transaction was allocated to the respective assets to be acquired and liabilities to be assumed by Sovereign of First Essex, Seacoast and Waypoint based on the respective estimated fair values. The allocation of the respective purchase prices, and the related impact on results of operations, is based on Sovereign management’s preliminary analysis, estimates and assumptions. The allocations of the purchase price will change as additional information is obtained as further analysis is performed prior to completing the acquisition transactions. The following unaudited pro forma condensed combined statement of income for the year ended December 31, 2003, and the related purchase accounting adjustments, assumes each of the Sovereign/Seacoast merger, the Sovereign/First Essex merger and the Sovereign/Waypoint merger occurred on January 1, 2003. The accompanying unaudited pro forma condensed combined balance sheet at December 31, 2003, and the related purchase accounting adjustments, assumes the Sovereign/Seacoast merger, Sovereign/First Essex merger and Sovereign/Waypoint merger each occurred on December 31, 2003.

The pro forma adjustments were based upon available information, market interest rates in effect and upon certain assumptions as described in the notes to the unaudited pro forma condensed combined financial information that Sovereign’s management believes are reasonable under the circumstances based on the assumed pro forma transaction dates. The pro forma adjustments are based on the information available at the date of this proxy statement/prospectus supplement and are subject to change based on completion of the transactions and final purchase price allocations, and such changes may be material.

The unaudited pro forma condensed combined financial information and accompanying notes should be read in conjunction with the historical consolidated financial statements and accompanying notes thereto of Sovereign included in its Annual Report on Form 10-K for the year ended December 31, 2003, incorporated by reference in the proxy statement/prospectus, the historical consolidated financial statements and accompanying notes thereto of Seacoast included in its Annual Report on Form 10-K for the year ended December 31, 2003, incorporated by reference in the proxy statement/prospectus, the historical consolidated financial statements and accompanying notes thereto of Abington for the year ended December 31, 2003, included in its Annual Report on Form 10-K for the year ended December 31, 2003, the historical consolidated financial statements and accompanying notes thereto of Waypoint for the year ended December 31, 2003 and the Unaudited Pro Forma Consolidated Condensed Combined Financial Information with respect to the Seacoast/Abington merger and related notes included in this proxy statement/prospectus supplement beginning on page S-3. The historical consolidated financial statements of Sovereign, Seacoast , Abington and Waypoint may be found in their Annual Reports on Form 10-K for the fiscal year ended December 31, 2003, which are available at the Securities and Exchange Commission’s Internet website (http://www.sec.gov).

SOVEREIGN BANCORP, INC.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2003

(In Thousands)

	Sovereign Historical	First Essex Historical	Waypoint Historical	Seacoast/ Abington Pro Forma Combined	Pro Forma Adjustments		Sovereign Pro Forma Combined
Assets
Cash and amounts due from depository institutions	$950,302	$54,479	$100,016	$150,050	$—		$1,254,847
Investments:
Available-for-sale	10,102,619	395,450	2,587,752	698,144			13,783,965
Held-to-maturity	2,516,352	—	—	87,732	8,054	(C)	2,612,138

Investments	12,618,971	395,450	2,587,752	785,876	8,054		16,396,103

Loans	26,148,659	1,216,175	2,443,082	3,997,788	82,995	(C)	33,888,699
Less allowance for loan losses	(327,894)	(15,017)	(28,431)	(47,535)	—		(418,877)

Total loans, net	25,820,765	1,201,158	2,414,651	3,950,253	82,995		33,469,822

Premises and equipment, net	273,278	7,722	49,789	81,741	(2,870	)(C)	409,660
Goodwill and other intangible assets	1,296,051	13,995	20,762	223,072	1,718,803	(C)	3,272,683
Bank owned life insurance	801,535	—	92,522	17,432			911,489
Other assets	1,744,427	75,882	64,410	48,901	97,422	(C)
					29,278	(E)	2,060,320

Total assets	$43,505,329	$1,748,686	$5,329,902	$5,257,325	$1,933,682		$57,774,924

Liabilities and Stockholders’ Equity
Liabilities:
Deposits and other customer related accounts	$27,344,008	$1,274,850	$2,720,915	$3,571,367	$38,313	(C)	$34,949,453
Borrowings and other debt obligations	12,197,603	251,660	2,157,073	1,156,403	767,393	(C)	16,530,132

Other liabilities	501,176	38,148	49,681	38,366	178,667	(C)
					83,651	(E)	889,689

Total liabilities	40,042,787	1,564,658	4,927,669	4,766,136	1,068,024		52,369,274

Redeemable capital securities and other minority interests	202,136	—	—	—	—		202,136
Stockholders’ equity:
Common Stock	1,892,126	105,804	362,412	331,421	1,066,170	(B)	3,757,933
Warrants and stock options	13,944			—	131,674	(B)	145,618
Unallocated ESOP shares	(26,078)	—	(13,423)	(9,245)	22,668	(C)	(26,078)
Treasury stock	(21,927)	(23,715)	(179,922)	(72,037)	275,674	(C)	(21,927)
Accumulated other comprehensive income/(loss)	(52,924)	3,377	(8,502)	6,775	(1,650	)(C)	(52,924)
Retained earnings	1,455,265	98,562	241,668	234,275	(574,505	)(C)
					(54,373	)(E)	1,400,892

Total stockholders’ equity	3,260,406	184,028	402,233	491,189	865,658		5,203,514

Total liabilities and stockholders’ equity	$43,505,329	$1,748,686	$5,329,902	$5,257,325	$1,933,682		$57,774,924

See accompanying notes.

SOVEREIGN BANCORP, INC.

Unaudited Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2003

(in Thousands, Except per Share Data)

	Sovereign Historical	First Essex Historical	Waypoint Historical	Seacoast/ Abington Pro Forma Combined	Pro Forma Adjustments		Sovereign Pro Forma Combined
Interest and dividend income:
Interest on interest-earning deposits	$2,141	$1,072	$—	$—	$—		$3,213
Interest on investment securities	611,820	17,717	105,087	34,891	(242	)(D)	769,273
Interest on loans	1,315,790	79,197	145,884	228,627	(81,296	)(D)	1,688,202

Total interest and dividend income	1,929,751	97,986	250,971	263,518	(81,538)		2,460,688

Interest expense:
Deposits and related customer accounts	320,689	22,060	54,616	51,472	(61,990	)(D)	386,847
Borrowings	403,434	10,613	81,223	54,131	(32,871	)(D)(F)	516,530

Total interest expense	724,123	32,673	135,839	105,603	(94,861)		903,377

Net interest income	1,205,628	65,313	115,132	157,915	13,323		1,557,311
Provision for loan losses	161,957	8,832	7,513	8,246	—		186,548

Net interest income after provision for loan losses	1,043,671	56,481	107,619	149,669	13,323		1,370,763

Non-interest income:
Total fees and other income before securities transactions	456,166	10,809	33,363	34,358	—		534,696
Net gain on investments and related derivatives transactions	66,057	—	9,069	3,053	—		78,179

Total non-interest income	522,223	10,809	42,432	37,411	—		612,875

Non-interest expense:
General and administrative
Compensation and benefits	388,750	21,464	48,980	61,352	—		520,546
Occupancy and equipment	210,761	5,055	14,745	16,902	—		247,463
Other administrative expenses	264,998	10,793	28,460	41,807	—		346,058

Total general and administrative	864,509	37,312	92,185	120,061	—		1,114,067
Other expenses:
Amortization of core deposit intangibles	73,835	1,299	725	3,598	3,465	(D)	82,922
Trust preferred securities and other minority interest expense	42,813	—	—	—	5,203	(F)	48,016
Merger-related and integration charges	29,838	—	—	—	—		29,838

Total other expenses	146,486	1,299	725	3,598	8,668		160,776

Total non-interest expense	1,010,995	38,611	92,910	123,659	8,668		1,274,843

Income before income taxes	554,899	28,679	57,141	63,421	4,655		708,795
Income tax expense	153,048	10,740	15,654	31,293	1,629	(D)	212,364

Net income	$401,851	$17,939	$41,487	$32,128	$3,026		$496,431

Basic earnings per share	$1.45	$2.31	$1.29	$1.14			$1.49

Diluted earnings per share	$1.38	$2.21	$1.24	$1.12			$1.42

Weighted average shares:
Basic	277,301	7,781	32,085	28,106			334,124
Diluted	290,477	8,110	33,385	28,663			350,018

See accompanying notes.

SOVEREIGN NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

A. Basis of Presentation

The accompanying pro forma financial statements include the historical financial position and results of operations of Sovereign, adjusted to give effect to the acquisitions of Seacoast (including the effect of Seacoast’s proposed acquisition of Abington), First Essex and Waypoint. The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the Sovereign/Seacoast merger, the Sovereign/First Essex merger and/or the Sovereign/Waypoint merger been consummated at the beginning of the period indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company. The Sovereign/First Essex merger was completed on February 6, 2004. It is anticipated that the Sovereign/Seacoast merger will be completed in the third quarter of 2004 and that the Sovereign/Waypoint merger will be completed in the fourth quarter of 2004 or the first quarter of 2005.

Under accounting principles generally accepted in the United States of America, the merger transactions will be accounted for using the purchase method of accounting and, as such, the assets and liabilities of Seacoast, First Essex and Waypoint will be recorded at their estimated fair values. The allocation of the total purchase price reflected in the Sovereign unaudited pro forma condensed combined financial statements is preliminary and is based on the assets and liabilities, as well as other assumptions and factors including market interest rates, existing at the dates the mergers were assumed to occur. The actual purchase accounting adjustments will be based on the estimated fair values of the assets acquired and liabilities assumed as of the dates of the acquisitions. A preliminary allocation of the purchase cost for the acquisitions has been made to major categories of assets and liabilities in the accompanying unaudited pro forma condensed combined financial statements based on Sovereign’s preliminary analysis, estimates and assumptions. Accordingly, the final purchase accounting adjustments and merger related charges may be materially different from the unaudited pro forma amounts included in this proxy statement/prospectus supplement. Increases or decreases in the fair value of assets and liabilities, commitments and other items of Seacoast, First Essex or Waypoint as compared to the information included in this proxy statement/prospectus supplement may change the amount of purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments to yield and/or amortization of the adjusted assets or liabilities. The unaudited pro forma condensed combined statements of operations give effect to the merger as if it occurred on January 1, 2003. The Sovereign unaudited pro forma condensed combined balance sheet assumes the mergers were consummated on December 31, 2003. Certain reclassifications have been included in the accompanying unaudited pro forma condensed combined balance sheet and accompanying unaudited pro forma combined income statements to conform presentation. Assumptions relating to the pro forma adjustments set forth in the Sovereign unaudited pro forma condensed combined financial statements are summarized as follows:

Estimated fair values for the assets and liabilities of Seacoast, First Essex and Waypoint were estimated as follows:

•	Investment Securities. Investment securities have been recorded at market value based on quoted market prices.

•	Loans. Fair value is estimated by discounting cash flows using estimated market discount rates at which similar loans would be made to borrowers and reflect similar credit ratings and interest rate risk for the same remaining maturities. The allowance for loan losses is deemed to be a reasonable estimate of the credit adjustment.

•	Deposits. The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, NOW accounts, savings accounts and certain money market accounts, is equal to the amount payable on demand as of the balance sheet date. The fair value of fixed-maturity certificates of deposit is estimated by discounting cash flows using currently offered rates for deposits of similar remaining maturities.

•	Borrowings and Long Term Debt. Fair value is estimated by discounting cash flows using rates currently available to Sovereign for other borrowings with similar terms and remaining maturities. Certain long-term debt instruments are valued using available market quotes.

•	Core Deposit Intangible. The fair value for the core deposit intangible asset was estimated by calculating a 2% premium on core deposits of Seacoast.

•	Other Assets and Other Liabilities. The carrying amounts of other assets and liabilities have been assumed to be a reasonable estimate of fair value.

The premiums on investment securities is amortized to interest income over their estimated life of three years to approximate a constant yield to maturity. The premium on term deposits is amortized to interest expense of their estimated life of one year to approximate a constant yield to maturity. The premiums on loans is amortized to interest income over their estimated life of approximately two to three years. The premium on borrowings and long term debt is amortized to interest expense over their estimated lives for periods of up to approximately seven years to approximate a constant yield to maturity. The core deposit intangible asset is amortized to expense over seven years.

B. Calculation of Purchase Price of Acquisitions

Sovereign/Seacoast Merger

The preliminary allocation of the cost to acquire Seacoast is described in the table below (in thousands):

Sovereign common stock issued to stockholders of Seacoast based on an exchange ratio of 1.623 shares and a fair value of Sovereign common stock of $21.29 (closing price on March 10, 2004)	$1,032,288
Fair value of options issued	50,969
Transaction costs	11,520

$1,094,777

Under the terms of the Sovereign/Seacoast merger agreement, stockholders of Seacoast (including Abington stockholders who hold Seacoast common stock received in the merger) will receive 1.461 shares of Sovereign common stock for each share of Seacoast common stock that they own, subject to potential adjustment based on the average of Sovereign’s closing share price as reported on the New York Stock Exchange for the 15 days prior to the later to occur of (1) Seacoast’s stockholder meeting to consider the Sovereign/Seacoast merger or (2) the date of receipt of the last governmental approval required to complete the Sovereign/Seacoast merger. If Sovereign’s share price at such time is less than $23.96 per share, stockholders of Seacoast will receive sufficient shares of Sovereign common stock to provide them with $35.00 of value, but in no event will Seacoast stockholders receive more than a 1.623 shares of Sovereign stock per share of Seacoast stock. For more information regarding the Sovereign/Seacoast merger agreement, please see the section entitled “Recent Developments—Sovereign/Seacoast Merger” on page 43 of the proxy statement/prospectus. The value of the Sovereign shares, as well as the exchange ratio, used in determining the purchase price of Seacoast for accounting purposes will be based on the trading price of Sovereign stock at the time the number of shares to be issued by Sovereign becomes determinable, which is expected to occur at or near closing. For purposes of the accompanying unaudited pro forma condensed combined financial information, the value of Sovereign shares was based on the trading price of Sovereign common stock on March 10, 2004 of $21.29 with the resulting exchange ratio of 1.623, which is the maximum exchange ratio provided for under the Sovereign/Seacoast merger agreement.

Stock options to purchase approximately 2.0 million shares of Seacoast’s common stock with a weighted average exercise price of $10.90 will be assumed by Sovereign pursuant to the Sovereign/Seacoast merger and converted into options to purchase approximately 3.3 million shares of Sovereign common stock with a weighted average exercise price of $6.72 (based on an assumed stock price of $21.29 and exchange ratio of 1.623). This includes Abington options that will be converted into Seacoast options upon the consummation of the Seacoast/Abington merger. The fair value of stock options issued was determined using the Black-Scholes option pricing method with an estimated remaining life of the options, a discount rate of 3.53%, and volatility of 32% and expected dividend yield of 0.44%. Estimated transaction costs of $11.5 million will be incurred upon consummation of the Sovereign/Seacoast merger and are reflected as part of the purchase price for accounting purposes. These costs consist primarily of investment banking, legal and other professional fees and expenses.

Sovereign/First Essex Merger

The preliminary allocation of the purchase price to acquire First Essex is described in the table below (in thousands):

Cash	$208,225
Sovereign common stock issued to stockholders of First Essex based on an exchange ratio of 2.925 shares and a fair value of Sovereign common stock of $16.42	208,211
Fair value of options issued	18,831
Transaction costs	5,000

$440,267

Under the terms of the Sovereign/First Essex merger agreement, 50% of the outstanding shares of First Essex common stock were exchanged for cash consideration of $48.00 per share and 50% were exchanged for consideration in the form of 2.925 shares of Sovereign common stock for each share of First Essex common stock. Since the consideration to be paid by Sovereign for the shares of First Essex was fixed, the value of the Sovereign shares used in determining the purchase price of the First Essex shares for accounting purposes is based on the trading price of Sovereign stock at the time of the announcement of the Sovereign/First Essex merger of $16.42 per share.

Stock options to purchase approximately 1.0 million shares of First Essex’s common stock with a weighted average exercise price of $18.60 were assumed by Sovereign pursuant to the Sovereign/First Essex merger and converted into options to purchase approximately 3.0 million shares of Sovereign common stock with a weighted average exercise price of $6.36 (based on an exchange ratio of 2.925). The fair value of stock options issued was determined using the Black-Scholes option pricing method with an estimated remaining life of the options, a discount rate of 3.0%, and volatility of 32% and expected dividend yield of 0.44%. Estimated transaction costs of $5.0 million were incurred upon consummation of the Sovereign/First Essex merger and are reflected as part of the purchase price for accounting purposes. These costs consist primarily of investment banking, legal and other professional fees and expenses.

Sovereign/Waypoint Merger

The preliminary allocation of the cost to acquire Waypoint is described in the table below (in thousands):

Cash	$352,452
Sovereign common stock issued to stockholders of Waypoint based on an exchange ratio of 1.262 shares and a fair value of Sovereign common stock of $21.29	625,308
Fair value of options issued	61,874
Transaction costs	9,824

$1,049,458

Under the terms of the Sovereign/Waypoint merger agreement, stockholders of Waypoint will be entitled to receive $28.00 in cash or 1.262 shares of Sovereign common stock for each share of Waypoint common stock that they own, subject to election and allocation procedures which are intended to ensure that, in the aggregate, 70% of the Waypoint shares will be exchanged for Sovereign common stock and 30% will be exchanged for cash. If elections for stock exceed 70% or elections for cash exceed 30%, Sovereign can require Waypoint stockholders to accept more stock or cash in order to preserve the basic 70% stock/30% cash feature. Since the consideration to be paid by Sovereign for the shares of Waypoint is fixed, the value of the Sovereign shares used in determining the purchase price of the Waypoint shares for accounting purposes is based on the trading price of Sovereign stock at the time of the announcement of the Sovereign/Waypoint merger of $21.29 per share.

Stock options to purchase approximately 3.2 million shares of Waypoint’s common stock with a weighted average exercise price of $12.79 will be assumed by Sovereign pursuant to the Sovereign/Waypoint merger and converted into options to purchase approximately 4.0 million shares of Sovereign common stock with a weighted average exercise price of $10.13 (based on an exchange ratio of 1.262). The fair value of stock options issued was determined using the Black-Scholes option pricing method with an estimated remaining life of the options, a discount rate of 2.9%, and volatility of 31.4% and expected dividend yield of 0.45%. Estimated transaction costs of $5.8 million will be incurred upon consummation of the Sovereign/Waypoint merger and are reflected as part of the purchase price for accounting purposes. These costs consist primarily of investment banking, legal and other professional fees and expenses.

The Sovereign/Waypoint merger is subject to approval by various regulatory agencies and Waypoint stockholders. Sovereign anticipates that the transaction will close in the fourth quarter of 2004.

C. Calculation of Goodwill and Allocation of Purchase Price

The pro forma excess of cost over net assets acquired for the Sovereign/Seacoast merger, Sovereign/First Essex merger and Sovereign/Waypoint merger were calculated as follows (in thousands):

	Sovereign/ Seacoast	Sovereign/ First Essex	Sovereign/ Waypoint
Purchase price	$1,094,777	$440,267	$1,049,458
Net assets acquired	491,189	184,028	402,233

	$603,588	$256,239	$647,225

The excess of cost over the net assets was allocated to acquired assets and liabilities as follows (in thousands):

	Sovereign/ Seacoast	Sovereign/ First Essex	Sovereign/ Waypoint
Investment securities	$485	$7,569	$—
Loans	78,821	9,760	(5,586)
Property and equipment	(1,600)	1,630	(2,900)
Core deposit intangible	36,737	10,376	26,764
Deposits	(13,048)	(4,200)	(21,065)
Borrowings and long term debt	(69,232)	(16,003)	(95,138)
Other liabilities	(65,520)	(18,412)	(94,735)
Goodwill	619,547	257,373	768,007
Deferred tax asset, net at 35%	17,398	8,146	71,878

	$603,588	$256,239	$647,225

The adjustment to other liabilities relates to the estimated cost to close selected Seacoast, First Essex and Waypoint branches, severance and certain other benefits due Seacoast, First Essex and Waypoint employees and costs to terminate certain Seacoast, First Essex and Waypoint contracts. The amounts related to the acquisitions of Seacoast and Waypoint represent estimates and may be adjusted as additional analysis is completed.

D. Pro Forma Adjustments (in thousands)

The following is a summary of the pro forma adjustments included in the accompanying unaudited pro forma condensed combined statement of income:

	Sovereign/ Seacoast	Sovereign/ First Essex	Sovereign/ Waypoint
Amortization of premium on investments	$242	$—	$—
Amortization of premium on loans	56,063	11,081	14,152
Amortization of premium on deposits	(1,465)	(8,833)	(51,692)
Amortization of premium on borrowings and long term debt	(13,085)	(2,820)	(34,650)
Interest expense on additional borrowings	460	8,329	14,098
Amortization of core deposit intangible	375	957	2,133

	$42,590	$8,714	$(55,959)

Income tax expense is for the above pro forma adjustments provided using a 35% tax rate.

The following table summarizes the estimated net future impact of the amortization of the purchase accounting adjustments made in connection with the mergers on Sovereign’s results of operations (in thousands):

Projected Future Amounts For Years Ended December 31	Net Increase (Decrease) in Income before Income Taxes
2004	$6,490
2005	(468)
2006	10,908
2007	21,910
2008	(1,829)
2009	(5,458)

See discussion of amortization periods for the purchase accounting adjustments in Note A.

E. Merger Related Charges

In connection with the acquisitions of Seacoast, First Essex and Waypoint, Sovereign expects to incur non-recurring charges of approximately $84.0 million related to closure of existing Sovereign branches, integration of data processing platforms and certain other items, which will be recorded in the income statement of Sovereign within the 12 month period after consummation of the respective mergers. The cost of the special items has been reflected in the accompanying condensed combined pro forma balance sheet as of December 31, 2003 as follows (in thousands):

Accrued liabilities	$83,651
Deferred taxes at 35%	29,278

Retained earnings	$54,373

Since the charges are non-recurring and are expected to be incurred within one year of the consummation of the respective mergers, they have not been included in the accompanying pro forma condensed combined statements of income.

F. Reclassification of Trust Preferred Securities

Effective July 1, 2003, Sovereign changed its accounting policy with respect to classification of its obligations under its trust preferred securities. As a result of this change, Sovereign reclassified these obligations from “Company-obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Junior

Subordinated Debentures of Sovereign” to “Borrowings and other debt obligations.” In addition, the dividends on these instruments, which were previously included in “Other Expense” prior to July 1, 2003, are now classified as interest expense. Prior period amounts were not reclassified to conform with this new presentation.

The adjustments in the accompanying Sovereign Unaudited Pro Forma Condensed Combined Financial Statements were recorded to conform the treatment of trust preferred securities by Waypoint, First Essex, Seacoast and Abington with Sovereign’s accounting policy.

G. Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding over the period presented. Diluted earnings per common share is calculated using the same method as basic earnings per common share, but reflects potential dilution of common stock equivalents. Pro forma basic and diluted weighted average number of common stock utilized for the calculation of earnings per share for the periods presented were calculated using Sovereign’s historical basic and diluted weighted average common stock plus the shares of Sovereign common stock issued in the Sovereign/Seacoast merger, Sovereign/First Essex merger and Sovereign/Waypoint merger as well as the dilutive effect of exchanging Sovereign outstanding stock options for stock options of Seacoast, First Essex and Waypoint common stock, using the treasury stock method.